

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2013

<u>Via E-mail</u>
Elchanan Menachem Grossbaum
Chief Executive Officer
Olivia Inc.
8605 Santa Monica Boulevard
Los Angeles, California 90069

     Re: Olivia Inc.
            Amendment No. 1 to Registration Statement on Form S-1
            Filed March 20, 2013
            File No. 333-186629

Dear Mr. Grossbaum:

       We have reviewed your amended registration statement and letter dated March 20, 2013, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Registration Statement on Form S-1</u>

<u>General</u>

1.   To help expedite our review, please ensure that your responses indicate precisely (by page number) where responsive disclosure to each numbered comment and each matter therein may be found in your disclosure. In addition, please ensure that your responses, when applicable, provide your analysis in necessary detail. For example, please refer to comment 3 herein. Finally, please ensure that revisions that apply to a matter appear everywhere such matter is discussed. For example, you made revisions to your

disclosure in response to comment 5 in our letter dated March 8, 2013 on the prospectus cover page but not with your related disclosure at pages 5, 21 or 22.

2.   We note your response to comment 2 in our letter dated March 8, 2013. Please revise your disclosure throughout to ensure that your disclosure clarifies what exemptions are available to you and when. As an example, we note that you have added disclosure relating to your not having to provide an auditor attestation and being exempt from the compensation committee independence requirements, in each case by virtue of your status as a smaller reporting company. However your disclosure at page 17 under "As long as the company qualifies as an emerging growth company…" appears to suggest that you will be availed of the auditor attestation exemption only to the extent you are an emerging growth company.

3.   We note your response to comment 3 in our letter dated March 8, 2013 that you are not a blank check company. Please provide further analysis addressing each point asserted in our prior comment.

Business Summary, page 6

4.   We note your response to comment 7 in our letter dated March 8, 2013 and we reissue the comment in part. In this regard, we note that you have added disclosure that appears to suggest that while you have a business plan, you have not yet taken not taken "substantive steps towards its realization" (page 9). Please revise your disclosure to describe in detail your business plan.

Financial Statements

5.   Please revise the column headers on pages F-4 and F-6 that are currently labeled as the "period ended December 31, 2011" to clarify that the information presented in those columns corresponds to the period "August 2, 2011 (inception) through December 31, 2011" provided that your auditor is able to concur.

Report of the Independent Registered Public Accounting Firm, page F-2

6.   We note that you have filed a revised audit report in response to prior comment 13. However, although we now see reference to the period from August 2, 2011 (inception) to December 31, 2011, there continues to be no reference in either the first or third paragraphs of the audit report to indicate whether the year ended December 31, 2012 was also audited.

Modify the first paragraph to replace the phrase "the periods then ended" with language clarifying whether *the year* ended December 31, 2012 and the period from August 2, 2011 (inception) to December 31, 2011 were audited (in addition to the cumulative period). And unless there is some reason for the repetitive sentence at the end of the first paragraph that you would like to explain, it can be removed.

Additionally, the third paragraph of the report will need to be further revised to express an opinion about the same periods that need to be referenced in the first paragraph. Please ask your auditor to use the term *year* when referring to a complete fiscal year (e.g., the year ended December 31, 2012), *period* when referring to a shorter time (e.g., August 2, 2011 through December 31, 2011), and *cumulative period* for activity from inception through December 31, 2012.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lily Dang at (202) 551-3867 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall for

Anne Nguyen Parker
Branch Chief

cc: Via E-mail
        Jonathan D. Strum